Exhibit 99(A)(1)

BELK. INC.
2801 West Tyvola Road
Charlotte, North Carolina 28217-4500
(704) 357-1000

OFFER TO PURCHASE FOR CASH BY
BELK, INC.
UP TO 1,500,000 SHARES OF CLASS A COMMON STOCK AND
UP TO 700,000 SHARES OF CLASS B COMMON STOCK
AT A PURCHASE PRICE OF $33.70 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
AT 12:00 MIDNIGHT, E.D.T., ON MAY 13, 2011,
UNLESS THE OFFER IS EXTENDED.

This Offer to Purchase relates to the tender offer of Belk, Inc., a Delaware corporation (“Belk”, “we” or “our”), to purchase up to 1,500,000 shares of its Class A common stock, $0.01 par value per share and up to 700,000 shares of its Class B common stock, $0.01 par value per share. We are offering to purchase the shares at a price of $33.70 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated April 18, 2011, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.”

All shares properly tendered and not properly withdrawn will be purchased at the $33.70 per share purchase price, upon the terms of the Offer. Shares not properly tendered will be returned to the tendering stockholders at our expense promptly after the Expiration Date. See “Section 1. Number of Shares; Proration.”

The Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions. See “Section 6. Certain Conditions of the Offer.”

Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Ralph A. Pitts, our Executive Vice President, General Counsel and Corporate Secretary. Such copies will be furnished promptly at our expense.

The Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor any advisors retained by us or the Board of Directors in this matter make any recommendation to any stockholder as to whether to tender or refrain from tendering shares. Stockholders must make their own decisions whether to tender shares and, if so, how many shares to tender. There is no restriction on our directors and executive officers participating in the Offer.

No person has been authorized to make any recommendation on our behalf as to whether stockholders should tender or refrain from tendering shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained in this Offer or in the Letter of Transmittal. If given or made, such recommendation, information or representations must not be relied upon as having been authorized by us.

April 18, 2011

SUMMARY TERM SHEET

The following summary section answers some of the questions you may have about this Offer. However, the summary does not describe all of the details of the Offer. You should carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal for more complete information. Where appropriate, we have included references to certain sections of this document where you will find a more complete discussion of each of the topics mentioned in the summary.

Who is offering to buy my shares?

We are offering to purchase up to 1,500,000 shares of our Class A common stock, $0.01 par value per share, and up to 700,000 shares of our Class B common stock, $0.01 par value per share. See “Section 9. Certain Information About Belk” for more detailed information about Belk, including selected financial data.

What class and amount of shares are sought in the Offer?

We are offering to purchase up to 1,500,000 shares of our Class A common stock, or any lesser number of Class A shares that stockholders properly tender in the Offer. We are also offering to purchase up to 700,000 shares of our Class B common stock, or any lesser number of Class B shares that stockholders properly tender in the Offer. We reserve the right to purchase additional shares of up to 2% of the outstanding shares of each class of common stock, subject to applicable legal requirements. All shares of Class A and Class B common stock will be subject to the same terms in this tender offer, including, but not limited to, price, proration (other than odd lot shares) and conditions. See “Section 1. Number of Shares; Proration” for a more detailed discussion of the Offer.

How many shares of common stock does Belk have outstanding?

As of April 8, 2011, there were 45,408,268 Class A shares outstanding and 1,122,221 Class B shares outstanding. The shares we are offering to purchase represent approximately 3.3% of the total outstanding Class A shares and approximately 62.4% of the total outstanding Class B shares, or approximately 4.7% of all shares outstanding, as of that date.

How much is Belk offering to pay for my shares and what is the form of payment?

We are offering to purchase the shares for a cash purchase price of $33.70 per share (the “Purchase Price”). Stockholders whose shares are purchased in the Offer will receive the cash Purchase Price promptly after the expiration date. The Offer is scheduled to expire at 12:00 midnight, E.D.T., on Friday, May 13, 2011 (the “Expiration Date”), unless it is extended by us. We will not pay interest on the Purchase Price under any circumstances. See “Section 1. Number of Shares; Proration” for a more detailed discussion of the Purchase Price.

How was the offer price determined?

Our Board of Directors has determined to offer $33.70 per share after considering recent stock trading ranges, a recent stock valuation appraisal, the limited opportunities for liquidity available for Belk stockholders and our current financial condition.

Does the Purchase Price accurately reflect the intrinsic value of my shares?

Not necessarily. We do not represent that the Purchase Price accurately reflects the intrinsic value of the shares. In fiscal year 2011, there was no established public trading market for either the Class A common stock or Class B common stock. There were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink Sheets and on the OTC Bulletin Board under the symbols “BLKIA” and “BLKIB,” respectively. Because there is no established public trading market for our stock, and because of the limited and sporadic nature of the trading in the stock, determining the fair market value of a share of Class A common stock and Class B common stock as of any date based on the trading prices for the shares during a prior trading period is inherently unreliable.

For this reason, we periodically engage valuation appraisers to establish a value for our common stock. The most recent appraisal was conducted by Willamette Management Associates as of January 29, 2011, and the appraised value of the common stock was $33.70 per share. The Board of Directors considered the appraisal in determining to offer $33.70 per share to purchase shares pursuant to the Offer. For a summary of the appraisal and the methodologies applied by Willamette Management Associates, see “Section 10. Discussion of Appraisal.” A copy of the appraiser’s narrative summary is included as an exhibit to the Tender Offer Statement on Schedule TO filed by us with the Securities and Exchange Commission in connection with the Offer.

Trading of our stock on the Pink Sheets is limited and sporadic. During fiscal year 2011, the trading range on the Pink Sheets for our Class A common stock was between $16.25 and $25.25 per share, and for our Class B common stock was between $16.25 and $26.00 per share. The Purchase Price is above the trading range for fiscal year 2011. From January 30, 2011 (the beginning of fiscal year 2012) through April 4, 2011, the trading range of our Class A common stock was between $23.40 and $32.00 per share, and for our Class B common stock was between $24.45 and $32.35 per share. The Purchase Price is above the range for this period.

The most recent trade known to us, excluding intra-family sales, occurred on March 31, 2011 for the Class A common stock at $32.00 per share, and on April 4, 2011 for the Class B common stock at $32.32 per share.

Does Belk have the financial resources to make payment?

Yes. We have sufficient cash on hand to complete the Offer and pay necessary expenses. We will not borrow any funds needed to complete the Offer. See “Section 11. Source and Amount of Funds” for a more detailed discussion of the source and amount of funds for the transaction.

Am I required to tender a minimum number of shares?

No. The Offer is not subject to a condition that any minimum number of shares is tendered.

How long do I have to tender into the Offer?

In order for you to properly tender your shares, we must receive your shares and the other documents described in this Offer to Purchase no later than 12:00 midnight E.D.T. on Friday, May 13, 2011. See “Section 1. Number of Shares; Proration” and “Section 3. Procedure for Tendering Shares” for a more detailed discussion of the expiration of the Offer.

Can the Offer be extended, amended or terminated, and under what circumstances?

We can elect to extend or amend the Offer at any time by publicly announcing the extension. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. See “Section 16. Extension of the Offer; Termination; Amendments” for a more detailed discussion of extension and amendment of the Offer.

We can terminate the Offer under certain circumstances, which include, but are not limited to, the threat or institution of legal action by a government agency that challenges the acquisition of shares under the Offer or that could materially adversely affect our business, the threat or passage of any law or regulation that may materially adversely affect our business, or any change that occurs in our business that is reasonably likely to have a material adverse effect on Belk. See “Section 6. Certain Conditions of the Offer” for a more detailed description of these and other circumstances under which we can terminate the Offer.

How will I be notified if the Offer is extended?

We will announce any extension either through a press release or other public announcement or a subsequent mailing to the stockholders. We also may communicate the extension of the Offer through other means. See “Section 16. Extension of the Offer; Termination; Amendments” for a more detailed discussion of the notification procedure.

Are there any conditions to the Offer?

We will not be obligated to purchase any shares if at any time on or after the commencement of the Offer on April 18, 2011 and on or prior to the Expiration Date, any of the following events occur:

•	a threatened, instituted or pending action by any government or administrative authority or other person that:

1. challenges or seeks to challenge, restrict, prohibit or delay the Offer,

2. delays or limits our ability to pay for some or all of the shares,

3. materially impairs the contemplated benefits of the Offer to us, or

4. could materially adversely affect our business, condition (financial or other), assets, income, operations or prospects; or

•	any law is enacted or regulation imposed which, directly or indirectly, may:

1. prohibit the Offer,

2. delay or limit our ability to pay for some or all of the shares,

3. materially impair the contemplated benefits of the Offer to us, or

4. materially adversely affect our business, condition (financial or other), assets, income, operations or prospects; or

•	any of the following occurs:

1. a U.S. banking moratorium or suspension of payments,

2. a suspension of securities trading in U.S. markets,

3. war, act of terrorism or any other national crisis directly or indirectly involving the U.S.,

4. any limitation on the extension of credit by U.S. lending institutions,

5. any significant decreases in equity prices below certain benchmark thresholds or any change in general political, market, economic or financial conditions that is reasonably likely to have a material adverse effect on our business, condition (financial or other), operations or prospects or on the benefits of the Offer to us, or

6. if any of the above conditions exist at the time the Offer begins, in our reasonable judgment, a material acceleration or worsening of such condition or conditions; or

•	any change occurs in the business, condition (financial or other), assets, income, operations, prospects or share ownership which has a material adverse effect on us or impairs the Offer’s contemplated benefits to Belk; or

•	there is a change in the U.S. tax laws, the effect of which would change the tax consequences of the Offer in a manner that would adversely affect us; or

•	a merger, business combination or similar transaction involving us is proposed or any other transaction is proposed involving us (including an acquisition or disposition of stores or other properties) that makes it inadvisable to proceed with the Offer; or

•	any entity, group or person acquires or proposes to acquire beneficial ownership of more than 5% of our outstanding shares.

See “Section 6. Certain Conditions of the Offer” for a more detailed discussion of the conditions of this Offer. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a discussion of benefits of this Offer.

How do I tender my shares?

Shares Held in Your Own Name.  If the share certificates are registered in your own name, you should deliver the following documents to Ralph A. Pitts, Executive Vice President, General Counsel and Corporate Secretary, so that they will be received on or prior to the Expiration Date at the address specified on page 1 of the “Letter of Transmittal” enclosed with this Offer:

1. The stock certificate(s) for the shares being tendered;

2. A completed and signed Letter of Transmittal; and

3. A completed and signed IRS Form W-9 (included with the Letter of Transmittal) or IRS Form W-8BEN or other applicable form in the case of foreign stockholders.

You may use the blue envelope enclosed with this Offer to Purchase to return these documents to us.

Shares Held by Your Broker or Other Nominee.  If your shares are registered in the name of a broker or other nominee, you should instruct your broker or other nominee to tender the shares on your behalf. Your broker or other nominee will execute a Letter of Transmittal on your behalf. See “Section 3. Procedure for Tendering Shares” for a more detailed discussion of the procedure for tendering shares.

What should I do if my stock certificates have been lost, stolen, destroyed or mutilated?

If your stock certificates have been lost, stolen, destroyed or mutilated, you should immediately contact Ralph A. Pitts, Executive Vice President, General Counsel and Corporate Secretary, to obtain instructions for replacing them, and check the appropriate box in the Letter of Transmittal.

In what order will tendered shares be purchased? Will tendered shares be prorated?

In the event that more than 1,500,000 shares of Class A common stock or more than 700,000 shares of Class B common stock (or such greater number of Class A or Class B shares as we elect to purchase) are validly tendered, we will purchase shares in the following order of priority:

•	Odd Lots. We will first purchase shares from all holders of “odd lots” of an aggregate of less than 100 Class A shares and Class B shares who properly tender all of their shares.

•	Class A Shares. We will purchase Class A shares on a pro rata basis from all other stockholders who properly tender Class A shares until we have acquired the number of Class A shares that we have offered to purchase.

•	Class B Shares. We will purchase Class B shares on a pro rata basis from all other stockholders who properly tender Class B shares until we have acquired the number of Class B shares that we have offered to purchase.

Consequently, all of the shares that you tender in the Offer may not be purchased. See “Section 1. Number of Shares; Proration” for a more detailed discussion of proration.

Until what time can I withdraw previously tendered shares?

You can withdraw previously tendered shares until 12:00 midnight, E.D.T., on Friday, May 13, 2011. If the Offer is extended beyond that time, you may withdraw your tendered shares at any time until the expiration of the Offer.

In addition, if we have not yet accepted your shares for payment, you may withdraw shares you previously tendered after 12:00 midnight, E.D.T., on June 13, 2011. See “Section 4. Withdrawal Rights” for a more detailed discussion of withdrawal rights.

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How do I withdraw previously tendered shares?

You must send a notice containing your name, the number of shares tendered, the number of shares you wish to withdraw and the name of the registered holder to Ralph A. Pitts, Executive Vice President, General Counsel and Corporate Secretary at Belk, Inc. Contact information is set forth on the back of this document.

We must receive the notice on or before 12:00 midnight, E.D.T., on Friday, May 13, 2011. If you delivered or otherwise identified the certificates to us, you will need to provide the certificate numbers on those certificates. See “Section 4. Withdrawal Rights” for a more detailed discussion of withdrawal procedures.

Does Belk anticipate listing the shares on a national stock exchange or otherwise pursuing a public market for the shares?

We have no current plans to list the shares on a national stock exchange or otherwise pursue a public market for the shares. If, however, you tender your shares in this Offer, you may lose the opportunity to participate in any initial public offering or business combination transaction in the future that may result in a higher price for your shares than the Purchase Price presented by this Offer. You will also lose the opportunity to participate in the future earnings and distributions of Belk or to benefit from any future appreciation in the value of your shares resulting from the operations of our business or transactions involving us.

We have announced that we intend to engage in future stock repurchases as a way to provide further ongoing liquidity opportunities for our stockholders, subject to our Board of Directors’ consideration of our cash flow position, market conditions and such other criteria as the Board deems appropriate. Except for such announcement, we have no present plans to pursue a business combination or similar transaction that would create a liquidity event for stockholders. See “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” for a more detailed discussion of the market for our shares.

Following the tender offer, will Belk continue as a public reporting company?

Yes. We do not believe that the completion of the Offer according to its terms and conditions will cause us to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” for a more detailed discussion of registration under the Exchange Act.

If I decide not to tender, how will the Offer affect my shares?

Your percentage ownership interest in Belk will increase. Your percentage interest in our future earnings will also increase. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

Do Belk insiders or affiliates have any material interest in the transaction?

There is no restriction on our directors and executive officers participating in the Offer. We do not presently know whether our directors and executive officers intend to tender their beneficially owned shares in connection with the Offer. In addition, we do not presently know the intentions of our affiliates who are not directors or executive officers. See “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” for a more detailed discussion of the interests of insiders or affiliates in the transaction.

If our directors and executive officers do not tender their shares in connection with this Offer, the percentage of shares owned by the executive officers and directors will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

Does Belk recommend that I tender shares in the Offer?

The Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor any advisors retained by us or the Board of Directors in this matter makes any recommendation as to whether stockholders should tender.

How and when will I be paid for my shares?

We will issue checks for all accepted tenders promptly after the Expiration Date. See “Section 5. Acceptance For Payment of Shares and Payment of Purchase Price” for additional information on payment for shares.

Will I have to pay taxes if I tender my shares?

Generally, the receipt of cash by a stockholder in exchange for shares tendered in the Offer will be a taxable transaction for federal income tax purposes. The cash received will be treated either as (1) the proceeds of a sale or exchange in which capital gain or loss is recognized, measured by the difference between the cash and the stockholder’s tax basis in the shares exchanged, or (2) as a dividend. The likelihood of a stockholder’s receipt of cash being treated as a sale or exchange on which capital gain (or loss) is recognized, as opposed to a dividend, will depend on the extent to which the stockholder’s percentage ownership (both actual and constructive) of Belk shares is meaningfully reduced in the Offer, taking into account the effect of shares tendered by the other participating stockholders. You should consult your tax advisor regarding the tax treatment of the sale of your shares in this Offer. See “Section 15. Material United States Federal Income Tax Consequences” for additional federal income tax consequences of the Offer.

Who can I talk to if I have questions?

Questions or requests for assistance may be directed to Ralph A. Pitts, Executive Vice President, General Counsel and Corporate Secretary. Contact information is set forth on the back of this document.

FORWARD-LOOKING STATEMENTS
This Offer to Purchase Contains Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute forward-looking statements. Statements regarding future events and developments and the Company’s future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “intend,” “project,” “expect,” “anticipate,” “believe,” “estimate,” “continue” or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, general economic conditions, the success of our re-branding, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute growth strategies, anticipated benefits from our strategic initiative to strengthen our merchandising and planning organizations, anticipated benefits from the redesign of our belk.com website and our eCommerce fulfillment center, the expected benefit of new systems and technology, anticipated benefits from our acquisitions and the anticipated benefit under our Program Agreement with GE. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Any such forward-looking statements are qualified by the following important risk factors and other risks which may be disclosed from time to time in our filings that could cause actual results to differ materially from those predicted by the forward-looking statements. Forward-looking statements relate to the date initially made.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

•	Economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;

•	The customer response to our re-branding initiative;

•	Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;

•	Unseasonable and extreme weather conditions in our market areas;

•	Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;

•	Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;

•	Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores and, to a lesser degree, through on-line sales;

•	Variations in the amount of vendor allowances;

•	Our ability to expand our eCommerce business through our updated and redesigned belk.com website, including our ability to meet the systems challenges of operating the website consistently and our ability to efficiently operate our eCommerce fulfillment facility;

•	Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;

•	Increases in the price of merchandise, raw materials, fuel and labor or their reduced availability;

•	The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers’ credit card use, and GE’s ability to extend credit to our customers;

•	Our ability to manage our expense structure;

•	Our ability to continue to open new stores, or to remodel or expand existing stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company’s retailing concept in new markets and geographic regions;

•	The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;

•	The effectiveness of third parties in managing our outsourced business;

•	Loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees;

•	Changes in federal, state or local laws and regulations;

•	Our ability to comply with debt covenants, which could adversely affect our capital resources, financial condition and liquidity; and

•	Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our owned fine jewelry business.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned “Risk Factors” in our annual report on Form 10-K for the fiscal year ended January 29, 2011 that we filed with the SEC on April 12, 2011. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements.

1.	Number of Shares; Proration

Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, we will accept for payment and purchase 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock, or such lesser number of Shares as are validly tendered on or prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, E.D.T., on Friday, May 13, 2011, unless we elect to extend the period of time during which the Offer is open. If we extend the period, the term “Expiration Date” will refer to the latest time and date at which the Offer, as so extended by us, will expire. See “Section 16. Extension of the Offer; Termination; Amendments” for a description of our right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also “Section 6. Certain Conditions of the Offer.”

Subject to “Section 2. Tenders by Owners of Fewer than 100 Shares,” if the Offer is oversubscribed, tendered shares will be subject to proration, as described below. The proration period also expires on the Expiration Date.

We reserve the right to purchase more than 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock pursuant to the Offer. If:

•	we increase or decrease the price to be paid for the shares, increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares of either class of common stock, or decrease the number of shares being sought, and

•	the Offer is scheduled to expire less than ten business days from and including the date that notice of the increase or decrease is first published, sent or given in the manner specified in “Section 16. Extension of the Offer; Termination; Amendments,”

then the Offer will be extended for ten business days from and including the date of the notice. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, E.D.T.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain conditions. See “Section 6. Certain Conditions of the Offer.”

All shares purchased pursuant to the Offer will be purchased at $33.70 per share to be paid in cash (the “Purchase Price”) promptly following the Expiration Date. All shares not properly tendered and not purchased pursuant to the Offer, including shares not purchased because of proration, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

If the number of shares validly tendered prior to the Expiration Date is less than or equal to 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock (or such greater number of shares as we may elect to purchase pursuant to the Offer), we will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all shares so tendered.

Proration

Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock (or such greater number of shares as we elect to purchase) are validly tendered at the Purchase Price, we will accept shares for purchase in the following order of priority;

1. first, all shares validly tendered prior to the Expiration Date by any Odd Lot Owner (as defined in “Section 2. Tenders by Owners of Fewer than 100 Shares”) who

•	tenders all shares beneficially owned by such Odd Lot Owner (partial tenders will not qualify for this preference), and

•	completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

2. then, after purchase of all of the foregoing shares, all other shares validly tendered before the Expiration Date on a pro rata basis according to the number of shares tendered by each holder, if necessary (with rounding to the nearest whole share to avoid purchases of fractional shares).

As described in “Section 15. Material United States Federal Income Tax Consequences,” the number of shares we will purchase from a stockholder may affect the federal income tax consequences to the stockholder of the purchase and therefore may be relevant to a stockholder’s decision whether to tender shares.

2.	Tenders by Owners of Fewer Than 100 Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment, without proration, all shares validly tendered on or prior to the Expiration Date by or on behalf of stockholders who beneficially held, as of the close of business on April 8, 2011, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares of Class A common stock and Class B common stock (“Odd Lot Owners”). However, to avoid proration, an Odd Lot Owner must validly tender all shares that the Odd Lot Owner beneficially owns. Partial tenders will not qualify for this preference. This preference is not available to holders of an aggregate of 100 or more shares of Class A common stock and Class B common stock, even if such holders have separate stock certificates for fewer than 100 shares. Any Odd Lot Owner wishing to tender all shares beneficially owned by him or her free of proration pursuant to this Offer must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

3.	Procedure for Tendering Shares

Proper Tender of Shares.  For shares to be validly tendered pursuant to the Offer, the certificates for such shares, together with a properly completed and duly executed Letter of Transmittal (or copy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by us on or before the Expiration Date at the address set forth on the back cover of this document. In addition, Odd Lot Owners who tender all their shares must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Owners as set forth in “Section 1. Number of Shares; Proration.”

Signature Guarantees and Method of Delivery.  No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder of the shares exactly as the name of the registered holder appears on the certificate tendered therewith, or

•	shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each of these entities, an “Eligible Institution”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing shares is registered in the name of a person other than the signer of a Letter of Transmittal, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by us of certificates for tendered shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Federal Income Tax Backup Withholding.  To prevent federal income tax backup withholding equal to 28% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify us of the stockholder’s correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing an IRS Form W-9 (included with the Letter of Transmittal). See Instruction 9 of the Letter of Transmittal. Foreign stockholders, if any, should provide IRS Form W-8BEN (or another appropriate IRS form) instead, but nevertheless may be subject to a 30% U.S. withholding tax. See Instruction 10 of the Letter of Transmittal. For a discussion of certain other federal income tax consequences to tendering stockholders, see “Section 15. Material United States Federal Income Tax Consequences.” Each stockholder should consult his or her own tax advisor as to whether he or she is subject to or exempt from federal income tax withholding.

Guaranteed Delivery.  If a stockholder desires to tender shares pursuant to an Offer and the stockholder’s certificates are not immediately available or time will not permit all required documents to reach us by the Expiration Date, the shares may still be tendered provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	we receive (by hand, mail or overnight delivery), on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase and includes a guarantee by an Eligible Institution in the form set forth in such Notice; and

•	the certificates for all tendered shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or copy thereof) and any other documents required by the Letter of

Transmittal, are received by us within five business days after the date we receive the Notice of Guaranteed Delivery.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  We will determine all questions as to the number of shares to be accepted, the form of documents and the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tender of shares, in our reasonable discretion, provided however, that our determination may be challenged in a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance of or payment for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any particular shares. No tender of shares will be deemed valid until all defects and irregularities have been cured or waived. Any waiver shall apply to all stockholders. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and neither we nor any other person will incur any liability for failure to give the notice.

Tendering Stockholders Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person (directly or indirectly) to tender shares for his own account unless, at the time of tender and at the end of the proration period (including any extension thereof), the person so tendering

•	has a net long position equal to or greater than the amount of (1) shares tendered or (2) other securities immediately convertible into, exercisable, or exchangeable for the amount of shares tendered, and will acquire such shares for tender by conversion, exercise or exchange of such other securities; and

•	will cause the shares to be delivered in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer as well as the tendering stockholder’s representation and warranty that

•	the stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4; and

•	the tender of the shares complies with Rule 14e-4.

Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between us and the tendering stockholder upon the terms and subject to the conditions of the Offer. Although there were limited and sporadic quotations of bid and ask prices for the Class A common stock and Class B common stock in the Pink Sheets and on the OTC Bulletin Board, there is no established public trading market for either the Class A common stock or Class B common stock, and it may not be possible to short the shares and maintain a short position in the stock. Accordingly, this provision may not be applicable.

Lost Certificates.  If the share certificates which a registered holder wants to surrender have been lost, stolen, destroyed or mutilated, the stockholder should promptly notify Ralph A. Pitts to obtain instructions for replacing them and check the appropriate box in the Letter of Transmittal.

4.	Withdrawal Rights

Except as otherwise provided in this “Section 4. Withdrawal Rights,” the tender of shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by us, may also be withdrawn after 12:00 midnight, E.D.T., on June 13, 2011.

For a withdrawal to be effective, we must receive in a timely manner (at the address set forth on the last page of this Offer to Purchase) a written notice of withdrawal. The notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered the shares. If the certificates have been delivered or otherwise identified to us, then prior to the release of the certificates, the tendering stockholder must also submit the certificate numbers shown on the particular certificates evidencing the shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). We will determine all questions as to the form and validity (including time of receipt) of notices of withdrawal, in our reasonable discretion. Neither we nor any other person is or will be obligated to give notice of any defects or irregularities in any notice of withdrawal, and neither we nor any other person will incur any liability for failure to give the notice. Any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may, however, be re-tendered prior to the Expiration Date by again following any of the procedures described in “Section 3. Procedure for Tendering Shares.”

If we extend the Offer, delay our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then without prejudice to our rights under the Offer, we may, subject to applicable law, retain all tendered shares, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this “Section 4. Withdrawal Rights.”

5.	Acceptance for Payment of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, we will purchase and pay the Purchase Price for 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock (subject to increase or decrease as provided in “Section 1. Number of Shares; Proration” and “Section 16. Extension of the Offer; Termination; Amendments”), or such lesser number of shares as are validly tendered, promptly after the Expiration Date.

We will pay for shares purchased pursuant to the Offer. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date. We will return certificates for all shares not purchased, including all shares not purchased due to proration, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholder. Under no circumstances will we pay interest on the Purchase Price. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See “Section 6. Certain Conditions of the Offer.”

We may be required to withhold and remit to the Internal Revenue Service 28% of the gross proceeds paid to any tendering stockholder or other payee who fails to complete fully and sign the IRS Form W-9 included with the Letter of Transmittal.

Foreign tendering stockholders should provide IRS Form W-8BEN instead of Form W-9, but nevertheless may be subject to a 30% U.S. withholding tax. See “Section 3. Procedure for Tendering Shares.”

6.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see “Section 16. Extension of the Offer; Termination; Amendments”), if, at any time on or after April 18, 2011 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by us to have occurred):

(a) there shall have been threatened in writing, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which:

(1) challenges or seeks to challenge, restrict, prohibit or delay the making of the Offer, the acquisition of shares pursuant to the Offer or seeks to obtain any material damages or otherwise relates in any manner to the Offer, or

(2) delays or restricts our ability, or renders us unable, to accept for payment or pay for some or all of the shares;

(3) materially impairs the contemplated benefits of the Offer to us (see discussion of benefits of the Offer in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase”); or

(4) in our reasonable judgment, could materially adversely affect the business, condition (financial or other), assets, income, operations or prospects of Belk and its subsidiaries, taken as a whole, or otherwise materially impairs the contemplated future conduct of our business or any of our subsidiaries’ business; or

(b) there shall have been any action threatened in writing, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened in writing, proposed, sought, promulgated, enacted, entered, amended, or enforced applicable or deemed to be applicable to the Offer or Belk or its subsidiaries, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which would or might directly or indirectly:

(1) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer;

(2) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(3) materially impair the contemplated benefits of the Offer to us (see discussion of benefits of the Offer in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase”); or

(4) materially adversely affect the business, condition (financial or other), assets, income, operations or prospects of Belk and its subsidiaries, taken as a whole, or otherwise materially impairs the contemplated future conduct of our business or any of our subsidiaries’ business; or

(c) there shall have occurred:

(1) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States (whether or not mandatory);

(2) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in an over-the-counter market;

(3) the commencement or escalation of a war, act of terrorism, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might have a material adverse effect on the extension of credit by banks or other lending institutions in the United States;

(5) any decline in either the Dow Jones Industrial Average, the S&P 500 Composite Index, the New York Stock Exchange or the Nasdaq Composite Index of 10% or more measured from the close of business on April 18, 2011 or any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect on the Company’s business, condition (financial or other), operations or prospects or the trading in the shares or on the benefits of the Offer to us; or

(6) if any of the above conditions exists at the time the Offer begins, a material acceleration or worsening of such condition or conditions; or

(d) any change shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or share ownership of Belk and its subsidiaries, taken as a whole, or any other event or circumstance shall have occurred which, in our reasonable judgment, has a material adverse effect on us or our subsidiaries or is reasonably likely to impair the Offer’s contemplated benefits to us (see discussion of benefits of the Offer in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase”);

(e) legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates;

(f) a tender or exchange offer for any or all of the shares (other than the Offer), or any merger, business combination or other similar transaction with or involving Belk or its subsidiaries, shall have been proposed, announced or made by any entity or person, or any other transaction is proposed involving us (including an acquisition or disposition of stores or other properties) that makes it inadvisable to proceed with the Offer; or

(g) any entity, group (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such entity or person which has acquired beneficial ownership of more than 5% of the outstanding shares prior to April 18, 2011).

The foregoing conditions are for our sole benefit. We may assert them regardless of the circumstances giving rise to any such condition or they may be waived by us in our reasonable discretion in whole or in part.

7.	Price Range of Shares; Dividends

In fiscal year 2011, there was no established public trading market for either Class A common stock or Class B common stock. There were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink Sheets and on the OTC Bulletin Board under the symbols “BLKIA” and “BLKIB,” respectively.

During fiscal year 2011, the trading range on the Pink Sheets for our Class A common stock was between $16.25 and $25.25 per share, and for our Class B common stock was between $16.25 and $26.00 per share. The Purchase Price is above the trading range for fiscal year 2011. For each quarter during fiscal year 2011 and fiscal year 2010, the high and low prices and the number of transactions that occurred in the Class A and Class B common stock are as follows: (a) first quarter fiscal year 2010 — $5.30 and $15.00, with 39 transactions; (b) second quarter fiscal year 2010 — $10.30 and $11.90, with 24 transactions; (c) third quarter fiscal year 2010 — $9.05 and $11.36, with 11 transactions; (d) fourth quarter fiscal year 2010 — $8.50 and $16.50, with 60 transactions; (e) first quarter fiscal year 2011 — $16.25 and $25.50, with 67 transactions; (f) second quarter fiscal year 2011 — $21.00 and $25.31, with 17 transactions; (g) third quarter fiscal year 2011 — $20.50 and $26.00, with 20 transactions; and (h) fourth quarter fiscal year 2011 — $22.00 and $25.25, with 24 transactions.

From January 30, 2011 (the beginning of fiscal year 2012) through April 4, 2011, the trading range of our Class A common stock was between $23.40 and $32.00 per share, and for our Class B common stock was between $24.45 and $32.35 per share. The Purchase Price is above the range for this period.

The most recent trade known to us, excluding intra-family sales, occurred on March 31, 2011 for the Class A common stock at $32.00 per share, and on April 4, 2011 for the Class B common stock at $32.32 per share.

We customarily declare cash dividends in the first quarter of each fiscal year on our outstanding Class A and Class B common stock with respect to our performance in the previous fiscal year. The amount of dividends paid out with respect to the fiscal year ending January 28, 2012 (“fiscal year 2012”) and each subsequent year will be determined at the sole discretion of the Board of Directors based upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. The following table sets forth the cash dividends per share declared during each quarter during the last two fiscal years, and during the first quarter of the current fiscal year.

	Fiscal Year	Fiscal Year	Fiscal Year
	Ending	Ending	Ended
	January 28, 2012	January 29, 2011	January 30, 2010

First Quarter	$0.55	$0.80	$0.20
Second Quarter	N/A	N/A	N/A
Third Quarter	N/A	N/A	N/A
Fourth Quarter	N/A	N/A	N/A

8.	Purpose of the Offer; Certain Effects of the Offer to Purchase

As described above, the Offer is part of a plan intended to enhance stockholder value and provide liquidity for the stockholders. The Offer will enable stockholders to sell a portion of their shares while retaining a continuing equity interest in Belk if they so desire. Stockholders who decide not to accept the Offer will realize a proportionate increase in their relative equity interest in Belk, and thus in our future earnings and assets, subject to increased risks resulting from higher leverage and subject to our ability to issue additional shares or other equity securities in the future.

There is no restriction on our directors and executive officers participating in the Offer. We do not presently know whether our directors and executive officers intend to tender their beneficially owned shares in connection with the Offer. If our directors and executive officers do not tender any of their shares in the Offer, the Offer will increase the proportional holdings of our directors and executive officers.

The Offer may provide stockholders who are considering a sale of all or a portion of their shares the opportunity to sell those shares for cash without the usual transaction costs associated with open-market sales. If the purchase of shares in the Offer reduces the number of stockholders of record, the costs to provide services to stockholders may be reduced.

The Board of Directors has approved the Offer. However, neither we nor the Board of Directors nor any advisors retained by us or the Board of Directors in this matter makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder’s shares and has not authorized any person to make any such recommendation. We recommend that stockholders evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to tender shares and, if so, how many shares to tender.

Following completion of the Offer, we may repurchase additional shares, in privately negotiated transactions or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases of shares by us will depend on many factors, including the market price of the shares, the results of the Offer, our business and financial position and general economic and market conditions. We have announced that we intend to engage in future stock repurchases as a way to provide further ongoing liquidity opportunities for our stockholders, subject to our Board of Directors’ consideration of our cash flow position, market conditions and such other criteria as the Board deems appropriate.

Shares we acquire pursuant to the Offer will be retired.

9.	Certain Information About Belk

Business Profile.  Belk, Inc., together with its subsidiaries, is the largest privately owned mainline department store business in the United States, with total revenues of approximately $3.5 billion for the fiscal year ended January 29, 2011. Belk and its predecessors have been successfully operating department stores since 1888 by providing superior service and merchandise that meets customers’ needs for fashion, value and quality.

At January 29, 2011, we operated 305 retail department stores in 16 states, primarily in the southern United States. Our stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. We sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. We also sell exclusive private label brands, which offer customers differentiated merchandise selections. Larger stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although we operate 93 retail department stores that exceed 100,000 square feet in size, the majority of our stores range from 60,000 to 100,000 square feet. Most of the stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, Belk stores occupy approximately 22.8 million square feet of selling space.

Management of our stores is organized into three regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of our stores in their regions.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising LLC (collectively “BSS”), coordinate the operations of our stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, merchandising planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and our telephone number is (704) 357-1000.

SELECTED FINANCIAL DATA

The historical selected data presented below are derived from audited consolidated financial statements of the Company as of and for the fiscal year ended January 29, 2011. The pro forma financial data presented below gives effect to the purchase by us of 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock at $33.70 per share pursuant to the Offer as if the Offer were completed as of January 29, 2011 in the case of balance sheet data, and as of January 30, 2010 in the case of statement of income data.

This pro forma financial data is presented for informational purposes and is not indicative of the operating results that would have occurred had the Offer been consummated as of these dates. Accordingly, this pro forma data is not necessarily indicative of future results. The financial data presented below should be read in conjunction with our consolidated financial statements and the notes thereto, included in the Annual Report on Form 10-K for the fiscal year ended January 29, 2011.

	Fiscal Year Ended
	January 29, 2011
	Actual	Pro Forma
	(Dollars in thousands, except per share data)

Statement of Income Data
Basic Net Income Per Share	$2.72	$2.85
Diluted Net Income Per Share	2.71	2.85
Basic Weighted Average Shares Outstanding	46,921,875	44,721,875
Diluted Weighted Average Shares Outstanding	47,011,533	44,811,533
Balance Sheet Data
Working Capital	924,450	850,310
Total Assets	2,389,631	2,315,491
Stockholders’ Equity	1,156,272	1,082,132
Book Value Per Share	24.95	24.51

Additional Information.  We are subject to the informational requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in the proxy statements and reports certain information, as of particular dates, concerning our directors and officers, their compensation, the principal owners of Belk securities and any material interest of such persons in transactions with us.

We also have filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, which includes certain additional information relating to the Offer. These filings are available on our Internet website at www.belk.com by clicking on the “Corporate Information” link followed by the “Review our filings” link. You may also obtain copies of the Schedule TO and the exhibits thereto by requesting them in writing or by telephone at the address or telephone number listed on the last page of this Offer to Purchase. Such material also may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and also on the

SEC website at www.sec.gov. Copies may also be obtained by mail for prescribed rates from the SEC’s Public Reference Room, 100 F Street N.E., Washington, D.C. 20549.

Documents Incorporated by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the documents set forth below (other than any portions of the filings that were furnished, under applicable SEC rules, rather than filed), including the exhibits that the documents specifically incorporate by reference, that we have previously filed with the SEC. The documents contain important information about us and our financial performance.

•	Annual Report on Form 10-K for the fiscal year ended January 29, 2011 filed on April 12, 2011; and

•	Current Report on Form 8-K filed on March 31, 2011.

We will file an amendment to our Schedule TO to include information contained in documents that we may in the future file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of the final amendment to the Schedule TO.

You can obtain any of these documents from us or from the SEC’s public reference facility or web site at the addresses described above. These documents are available from us without charge, excluding any exhibits to those documents. You also can obtain any of these documents by requesting them in writing or by telephone from us at the address or telephone number listed on the last page of this Offer to Purchase. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail promptly after we receive your request.

10.	Discussion of Appraisal

From time to time, we have, for various tax and other purposes, engaged Willamette Management Associates (“Willamette”) to conduct an appraisal of the fair market value of minority interest blocks (i.e. non-controlling positions) of our common stock. The most recent appraisal was conducted as of January 29, 2011, and appraised the value of the common stock at $33.70 per share. The Board of Directors considered the appraisal in determining to offer $33.70 per share to purchase shares pursuant to the Offer. A copy of the appraiser’s narrative summary prepared by Willamette is included as an exhibit to the Schedule TO filed with the SEC.

The appraisal is based upon three principal valuation methodologies: (1) the guideline publicly traded company method, which applies trading multiples from comparable public companies to Belk’s core business activities; (2) the discounted cash flow method, which calculates the present value of Belk’s estimated future net cash flows; and (3) an analysis of historical transactions in Belk’s stock. A 20% discount is applied to the valuations derived by the guideline publicly traded company method and the discounted cash flow method, to reflect the relative lack of marketability of the shares.

Willamette’s analysis involved a review and analysis of the following information, which Willamette represented was a reasonable and adequate basis for its appraisal: (1) the nature of the business and history of Belk; (2) Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value in Belk; (3) prior sales of the common stock; (4) market prices and performance characteristics of guideline publicly traded companies engaged in the same or similar lines of business; (5) long-term investment rates of return found in the capital markets; and (6) the operating prospects of Belk. During the course of its work Willamette staff members interviewed members of Belk’s management concerning Belk’s recent operating performance, its current outlook, and future plans.

The summary of the appraisal set forth below does not purport to be a complete description of the analyses performed, or the matters considered, by Willamette in rendering its appraisal. Willamette believes that its analyses and the description set forth below must be considered as a whole and that selecting portions of such description or analyses, without considering all factors and analyses, would create an incomplete view of the processes underlying the appraisal. In rendering its appraisal, Willamette applied its judgment to a variety of complex analyses and assumptions which are not readily susceptible to description beyond that set forth herein. The fact that any specific analysis is referred to in the summary is not meant to indicate that such analysis was given greater weight than any other analysis. Although Willamette was advised that certain assumptions were appropriate (described more fully below), no conditions or limitations were imposed on the scope of the investigation by Willamette or the methods and procedures to be followed by Willamette in rendering the appraisal.

Qualifications to Appraisal.  Willamette was not requested to and did not (a) select the method of determining the Offer price; (b) make any recommendations to the Board of Directors of Belk or any stockholder of Belk with respect to whether to approve the Offer or to tender shares into the Offer; or (c) express any opinion as to (i) the impact of the Offer with respect to any stockholder of Belk who does not participate in the Offer, (ii) the tax consequences of the sale of shares pursuant to the Offer, (iii) the impact of the Offer on the capital structure or financial performance of Belk or (iv) the fairness or advisability of any alternatives to the Offer. Further, Willamette did not express any opinion as to the fairness of any terms of the Offer, including, without limitation, the Purchase Price.

Assumptions.  In rendering its appraisal, Willamette relied, without independent verification, on the accuracy and completeness in all material respects of all financial and other information that was furnished or otherwise communicated to Willamette. Willamette also relied on assurances that: (a) any financial projections or pro forma statements or adjustments provided to Willamette (including the budgets and projections related to Belk) were in the judgment of Belk reasonably prepared or adjusted on bases consistent with actual historical experience or reflecting the best currently available estimates and good faith judgments; (b) no material changes have occurred in the information reviewed between the date the information was provided and the date of the appraisal; and (c) Belk is not aware of any information or facts regarding Belk that would cause the information supplied to Willamette to be incomplete or misleading in any material respect. Willamette stated that nothing came to its attention that would lead it to believe any of the foregoing is inaccurate, incomplete or misleading in any material respect.

The following paragraphs summarize the material quantitative and qualitative analyses performed by Willamette in arriving at the appraisal delivered to Belk’s Board of Directors.

Historical Financial Position.  In rendering its appraisal, Willamette reviewed and analyzed the historical and current financial condition of Belk which included: (1) an assessment of Belk’s recent financial statements for the previous five fiscal years; (2) an analysis of Belk’s revenue, growth and operating performance trends; and (3) an assessment of Belk’s historical margin fluctuations.

Analysis of Certain Guideline Publicly Traded Companies.  Using publicly available information, Willamette reviewed the stock prices, market multiples, profitability and certain other characteristics for certain guideline publicly traded companies in the retail department store industry. The companies included in the analysis were Bon-Ton Stores, Inc., Dillard’s, Inc., J. C. Penney Company, Inc., Kohl’s Corporation, Nordstrom, Inc., Saks Incorporated, Stein Mart, Inc., Macy’s, Inc. and Target Corporation. Willamette determined that the estimated applicable market multiples based upon the public companies’ latest twelve months and three year averages for sales, EBIT (earnings before interest and taxes), EBITDA (earnings before interest, taxes, depreciation, and amortization), debt-free net income, and debt-free cash flow were as follows in the table below.

Estimated Applicable				Debt-Free	Debt Free
Market Multiples	Sales	EBIT	EBITDA	Net Income	Cash Flow

Last Twelve Months	0.65	10.0	6.0	15.0	9.0
Three Year Averages	0.65	11.0	7.0	18.0	9.0

No company used in the analysis of publicly traded companies is identical to Belk. Accordingly, Willamette’s analyses took into account differences in the financial and operating characteristics of Belk and other factors that would affect the public trading value. Based on this analysis, Willamette estimated a market value of invested capital (consisting of both debt and equity) of Belk of $2.334 billion. After subtracting Belk’s interest-bearing debt of approximately $79.7 million, the implied value of Belk’s common equity is $2.254 billion.

Discounted Cash Flow Analysis.  Willamette performed a discounted cash flow analysis of the projected cash flows of Belk for the fiscal years 2012 through 2014, based on projections provided by the management of Belk and Willamette’s independent analysis of such projections and the assumptions upon which they were based. The discounted cash flows for Belk were estimated using a discount rate of 14%, based on estimates related to the weighted average cost of capital of Belk, and terminal values based on an assumed long term annual growth rate of 4.0%. Based on this analysis, Willamette estimated a market value of invested capital of Belk of $2.004 billion. After subtracting Belk’s interest-bearing debt of approximately $79.7 million, the implied value of Belk’s common equity is $1.925 billion.

Other Adjustments.  Two other adjustments were necessary. First, Belk has exposure to certain interest rate hedging transactions that could result in repaying debt in excess of the face value of the debt, due to the general decline in interest rates. This liability exposure, with a book value of approximately $5 million, is treated as non- interest-bearing debt and is subtracted from the market value of equity capital. Second, because these valuation indications are drawn from prices and returns seen on common stocks trading on existing public markets that routinely provide liquidity for buying or selling such stock, an adjustment is necessary to reflect the relative lack of such liquid, public markets for the sale or purchase of Belk shares.

This adjustment for the relative lack of marketability of the shares, expressed in the form of a 20% discount, is based on Willamette’s analysis of theoretical models and empirical data on transactions of common stock that have a similar lack of marketability. The increase in the lack of marketability discount from 15% to 20% since the 2006 tender offer reflects Willamette’s judgment that Belk stock is not developing greater liquidity. The Board has not adopted any specific tender offer policy and is under no obligation to consider or approve any future tender offers, although the Board may consider and approve future tender offers as long as certain operational and profitability benchmarks are achieved.

The application of these two adjustments resulted in an indicated value of Belk’s common equity of $1.667 billion, or approximately $35.97 per share.

Previous Share Transaction Analysis.  Willamette reviewed previous transactions in Belk’s common stock to determine if any of the prior transactions would provide a meaningful indication of value. Arm’s-length transactions between unrelated parties involving Belk’s common stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and at arm’s-length. This valuation method is not always reliable if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s-length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Willamette compiled a list of share transactions over the last four years and reviewed information regarding bid and ask prices over that period. Based upon the known terms of the transactions, and the timeliness of the most recent trades, Willamette concluded that there is evidence to suggest a normative value of $24.50 per privately-marketable share. Because these common stock transactions are conducted under illiquid, private market conditions, no other adjustments such as those described above are required.

Weights Accorded the Methodologies.  In developing the indicated fair market value of the shares, Willamette placed relatively more weight on the results of the guideline publicly traded company analysis and discounted cash flow analysis methodologies than the previous share transaction analysis. This decision is due partly to the fact that the maximum number of shares to be repurchased in the tender offer is larger than the blocks of shares typically sold in private transactions in Belk’s stock, making that methodology less meaningful. After applying the appropriate weights, Willamette appraised the value of the common stock at $33.70 per share.

While the foregoing summary describes all analyses and factors that Willamette deemed material in its appraisal, it is not a comprehensive description of all analyses and factors considered by Willamette. The preparation of an appraisal is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances, and therefore such an appraisal is not readily susceptible to summary description. Willamette believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the appraisal. In arriving at its appraisal, Willamette considered the results of all such analyses. Willamette did not separately consider to what extent any one of the analyses supported or did not support the appraisal or otherwise assign relative weights to the factors considered. In performing its analyses, Willamette considered general economic, market and financial conditions and other matters, many of which are beyond the control of Belk. The analyses performed by Willamette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to reflect the prices at which the business actually may be sold. Furthermore, no appraisal is being expressed as to the prices at which shares of Belk’s common stock may trade at any future time.

In conducting the appraisal, Willamette has relied, without independent verification, on the accuracy and completeness of all financial information provided to it by Belk or contained in financial statements of Belk used by it to prepare the appraisal. These qualifications to the appraisal may diminish its usefulness to the stockholders in determining whether to tender their shares in the Offer. In conducting its appraisal, Willamette applied its judgment to a variety of complex analyses and assumptions which are not readily susceptible to description beyond that set forth herein.

Since its founding in 1969, Willamette has provided information, research, investment banking, consulting and valuation services to clients throughout the United States, including companies engaged in the management and operation of retail businesses. The independent professional financial analysis and valuation activities of Willamette include financial advisory services, intangible asset appraisals and security valuations, industry and company research and analysis, litigation support and expert witness services, and due diligence investigations in connection with both publicly registered and privately placed securities transactions.

As part of its independent professional financial analysis and valuation services, Willamette is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and reorganizations and for estate, tax, corporate and other purposes. Willamette has performed valuation services for other retail businesses like the businesses operated by Belk and was selected because of its experience in providing similar services to Belk and other parties in connection with similar engagements.

Willamette was paid a fee of $25,000 in connection with preparing the appraisal. No portion of the fee was conditioned upon the value reported in the appraisal. Willamette has received customary compensation for its previous appraisal and other valuation work on behalf of Belk.

11.	Source and Amount of Funds

Assuming that we purchase all 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock pursuant to the Offer at a Purchase Price of $33.70 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $74.1 million.

We plan to obtain the funds needed for the Offer from cash on hand. We will not borrow any of the funds needed to complete the Offer.

12.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of April 8, 2011, we had 45,408,268 shares of Class A common stock and 1,122,221 shares of Class B common stock outstanding. We have reserved an additional 2,500,000 Class B shares for issuance under the 2010 Incentive Stock Plan, discussed below, and have 2,289,296 shares available for issuance under such plan as of April 8, 2011.

The 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock that we are offering to purchase represent approximately 3.3% of the outstanding Class A shares and approximately 62.4% of the outstanding Class B shares, or approximately 4.7% of all shares outstanding, as of April 8, 2011. On that date, our directors and executive officers as a group (12 persons) beneficially owned an aggregate 9,913,923 shares of Class A common stock (representing approximately 21.8% of the total outstanding Class A shares) and 318,855 shares of Class B common stock (representing approximately 28.4% of the total outstanding Class B shares) for a total of 22.0% of all shares outstanding.

Directors, officers and employees who own our shares may participate in the Offer on the same basis as our other stockholders. We do not presently know whether our directors and executive officers or any of our affiliates intend to tender their beneficially owned shares in connection with the Offer.

If the directors and executive officers do not tender any of their beneficially owned shares in this Offer, their beneficial ownership of shares will increase as a result of the consummation of the Offer. Assuming we purchase 1,500,000 shares of Class A common stock and 700,000 shares of Class B common stock pursuant to the Offer and that no shares are tendered by directors and executive officers, the directors and executive officers as a group would beneficially own approximately 22.6% of the outstanding Class A shares and approximately 75.5% of the outstanding Class B shares, for a total of approximately 23.1% of all shares outstanding.

Security Ownership.  The following table sets forth certain information regarding the beneficial ownership of shares of Class A and Class B common stock as of April 8, 2011 held by each director, each executive officer and all directors and executive officers as a group.

	Shares of Class A		Percent	Shares of Class B
	Common Stock		of	Common Stock		Percent of
Name of Beneficial Owner	Beneficially Owned(1)		Class(2)	Beneficially Owned(1)		Class(3)

Directors and Executive Officers:
Thomas M. Belk, Jr.	3,657,947	(4)	8.1	37,394	(5)	3.3
H.W. McKay Belk	3,222,899	(6)	7.1	18,628	(7)	1.7
John R. Belk	3,775,088	(8)	8.3	43,673	(9)	3.9
Jerri L. DeVard	—		*	3,462		*
J. Kirk Glenn, Jr.	3,704,053	(10)	8.2	16,664		1.5
Thomas C. Nelson	—		*	16,664		1.5
Elizabeth Valk Long	—		*	15,664		1.4
John L. Townsend, III	—		*	14,664		1.3
John R. Thompson	—		*	13,664		1.2
Ralph A. Pitts	—		*	28,892		2.6
Brian T. Marley	—		*	99,469		8.9
All Directors and executive officers as a group (12 persons)	9,913,923		21.8	318,855		28.4

*	Beneficial ownership represents less than 1% of the applicable class of Belk’s outstanding common stock.

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named above have sole voting and investment power with respect to all shares of Class A Common Stock and Class B Common Stock shown as being beneficially owned by them.

(2)	45,408,268 shares of Class A Common Stock were outstanding as of April 8, 2011.

(3)	1,122,221 shares of Class B Common Stock were outstanding as of April 8, 2011.

(4)	Includes:

•	195,658 shares held by Thomas M. Belk, Jr. Grantor Retained Annuity Trust dated January 27, 2006.

•	192,307 shares held by Thomas M. Belk,, Jr. Grantor Retained Annuity Trust dated 12/17/2010.

•	110,537 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

•	1,592 shares held by Sarah F. Belk, his wife, and 32,403 shares held by Sarah Fortune Belk Revocable Trust dated 12-11-07. His wife is the trustee.

•	140,535 shares held by Adelaide Lucinda Fortune Belk Irrevocable Trust dated August 23, 2010. Voting and investment power is shared by Adelaide Lucinda Fortune Belk, Thomas M. Belk, Jr. and Sarah F. Belk, the trustees.

•	137,574 shares held by Thomas M. Belk, III Irrevocable Trust dated September 7, 2010. Voting and investment power is shared by Thomas M. Belk, III, Thomas M. Belk, Jr. and Sarah F. Belk, the trustees.

•	1,221,842 shares held by Brothers Investment Company, a corporation equally owned by John M. Belk 1999 Grantor Trust and the heirs of Thomas M. Belk. Voting and investment power is shared by Susan N. Jamison, Katherine Belk Morris and Wells Fargo Bank, N.A., co-trustees of the John M. Belk 1999 Grantor Trust and Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, heirs of Thomas M. Belk.

•	444,212 shares held by Milburn Investment Company. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

•	423,435 shares held by Katherine McKay Belk Irrevocable Trust dated November 6, 2000. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, the trustees.

•	133,543 shares held by Katherine and Thomas Belk Foundation, Inc. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

(5)	Includes:

•	936 shares held by Thomas M. Belk, Jr. as custodian for his minor children.

•	312 shares held by Adelaide Lucinda Fortune Belk Irrevocable Trust dated August 23, 2010. Voting and investment power is shared by Adelaide Lucinda Fortune Belk, Thomas M. Belk, Jr. and Sarah F. Belk, the trustees.

•	3,273 shares held by Thomas M. Belk, III Irrevocable Trust dated September 7, 2010. Voting and investment power is shared by Thomas M. Belk, III, Thomas M. Belk, Jr. and Sarah F. Belk, the trustees.

(6)	Includes:

•	188,373 shares held by H.W. McKay Belk Grantor Retained Annuity Trust dated June 16, 2006.

•	105,770 shares held by H.W. McKay Belk 2010 Grantor Retained Annuity Trust.

•	42,045 shares held by H.W. McKay Belk as custodian for his minor children.

•	137,751 shares held by Katherine Whitner Belk Irrevocable Trust dated April 9, 2008. Voting and investment power is shared by Katherine Whitner Belk, Nina Ferguson Belk and H.W. McKay Belk, the trustees.

•	137,793 shares held by Nina Cabell Belk Irrevocable Trust dated April 4, 2008. Voting and investment power is shared by Nina Cabell Belk, Nina Ferguson Belk and H.W. McKay Belk, the trustees.

•	1,592 shares held by Nina F. Belk, his wife.

•	1,221,842 shares held by Brothers Investment Company, a corporation equally owned by John M. Belk 1999 Grantor Trust and the heirs of Thomas M. Belk. Voting and investment power is shared by Susan N. Jamison, Katherine Belk Morris and Wells Fargo Bank, N.A., co-trustees of the John M. Belk 1999 Grantor Trust and Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, heirs of Thomas M. Belk.

•	444,212 shares held by Milburn Investment Company. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

•	423,435 shares held by Katherine McKay Belk Irrevocable Trust dated November 6, 2000. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, the trustees.

•	133,543 shares held by Katherine and Thomas Belk Foundation, Inc. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

(7)	Includes:

•	2,632 shares held by H.W. McKay Belk as custodian for his minor children.

•	7,998 shares held by Katherine Whitner Belk Irrevocable Trust dated April 9, 2008. Voting and investment power is shared by Katherine Whitner Belk, Nina Ferguson Belk and H.W. McKay Belk, the trustees.

•	7,998 shares held by Nina Cabell Belk Irrevocable Trust dated April 4, 2008. Voting and investment power is shared by Nina Cabell Belk, Nina Ferguson Belk and H.W. McKay Belk, the trustees.

(8)	Includes:

•	195,339 shares held by John R. Belk Grantor Retained Annuity Trust dated January 23, 2006.

•	252,100 shares held by John R. Belk Grantor Annuity Trust dated October 12, 2009.

•	192,308 shares held by John R. Belk Grantor Annuity Trust dated October 22, 2010.

•	152,992 shares held by John R. Belk as custodian for his minor children.

•	1,592 shares held by Kimberly Dupree Belk, his wife, and 207,592 shares held by Kimberly Dupree Belk Revocable Trust dated July 27, 2007. His wife is the trustee.

•	178,897 shares held by Anna Dupree Belk Irrevocable Trust dated May 28, 2010. Voting and investment power is shared by Anna Dupree Belk, John R. Belk and Kimberly D. Belk, the trustees.

•	1,221,842 shares held by Brothers Investment Company, a corporation equally owned by John M. Belk 1999 Grantor Trust and the heirs of Thomas M. Belk. Voting and investment power is shared by Susan N. Jamison, Katherine Belk Morris and Wells Fargo Bank, N.A., co-trustees of the John M. Belk 1999 Grantor Trust and Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, heirs of Thomas M. Belk.

•	444,212 shares held by Milburn Investment Company. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

•	423,435 shares held by Katherine McKay Belk Irrevocable Trust dated November 6, 2000. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris, the trustees.

•	133,543 shares held by Katherine and Thomas Belk Foundation, Inc. Voting and investment power is shared by Katherine McKay Belk, Thomas M. Belk, Jr., H.W. McKay Belk, John R. Belk and Katherine Belk Morris.

(9)	Includes:

•	5,606 shares held by John R. Belk as custodian for his minor children.

•	18,700 shares are held by Anna Dupree Belk Irrevocable Trust dated May 28, 2010. Voting and investment power is shared by Anna Dupree Belk, John R. Belk and Kimberly D. Belk, the trustees.

(10)	Includes:

•	871 shares held by Madlon C. Glenn, his wife.

•	909,119 shares are held by J. Kirk Glenn, Jr., Trustee of the Sara Stevens Glenn Revocable Living Trust Agreement Dated 12/30/03.

•	1,426,410 shares held by Bank of America, N.A., Successor Trustee Daisy Belk Mattox Trustee Under Will Dtd 12/22/52, Modified 01/25/10. Voting power is vested in Bank of America, N.A., Successor Trustee, and investment power is vested in J. Kirk Glenn, Jr., Special Trustee.

•	979,479 shares held by John Belk Stevens Trust U/W ITEM III, Section C f/b/o James Kirk Glenn, Jr., et al. Voting and investment power is vested in J. Kirk Glenn, Jr., the trustee.

Recent Securities Transactions.  Based upon our records, and upon information provided to us by our directors, executive officers and affiliates, neither we nor our subsidiaries nor, to our knowledge, any of our executive officers or directors, nor any affiliate of any of the foregoing, had effected any transactions involving the shares during the 60 days prior to the date of this document, except as set forth below.

•	On March 29, 2011, 32,873 shares of Class B common stock were issued to Thomas M. Belk, Jr. as part of the Belk, Inc. Executive Long Term Incentive Compensation Plan 2011. The Board of Directors did not attach a value to such shares at the time of the award.

•	On March 29, 2011, 19,367 shares of Class B common stock were issued to John R. Belk as part of the Belk, Inc. Executive Long Term Incentive Compensation Plan 2011. The Board of Directors did not attach a value to such shares at the time of the award.

•	On March 29, 2011, 10,017 shares of Class B common stock were issued to Kathryn Bufano as part of the Belk, Inc. Executive Long Term Incentive Compensation Plan 2011. The Board of Directors did not attach a value to such shares at the time of the award.

•	On March 29, 2011, 10,643 shares of Class B common stock were issued to Ralph A. Pitts as part of the Belk, Inc. Executive Long Term Incentive Compensation Plan 2011. The Board of Directors did not attach a value to such shares at the time of the award.

•	On March 29, 2011, 8,161 shares of Class B common stock were issued to Brian T. Marley as part of the Belk, Inc. Executive Long Term Incentive Compensation Plan 2011. The Board of Directors did not attach a value to such shares at the time of the award.

•	On March 29, 2011, 23,272 shares of Class B common stock were issued to Brian T. Marley as part of the Belk, Inc. CFO Incentive Plan. The Board of Directors did not attach a value to such shares at the time of the award.

The disclosures required under Section 16 of the Exchange Act with respect to the transactions described above have been filed with the SEC.

Equity Compensation Plans.  Under the Belk, Inc. 2010 Incentive Stock Plan, which was approved by our stockholders in May 2010, the Board may, in its discretion, grant awards of Class B common stock, stock options and stock appreciation rights to key employees as equity incentives. Pursuant to the 2010 Incentive Stock Plan, the Board has established the Executive Long Term Incentive Plan for senior executives, pursuant to which grants of Class B common stock will be made based upon our sales, normalized earnings before interest and taxes and return on invested capital as measured against predetermined targets over a one-year period. In addition, the Board adopted the 2011 to 2013 Stretch Incentive Plan (the “SIP”), a special performance-based long-term incentive plan designed to further encourage retention of our senior executives and reward achievement of a cumulative EBIT goal and a cumulative sales goal. The SIP award will be denominated in cash and, if earned, settled in shares of Class B Common Stock issued pursuant to the 2010 Incentive Stock Plan.

Except as otherwise described in this document, neither we nor, to our knowledge, any of our directors, executive officers or affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

13.	Effects of the Offer on the Market for Shares; Registration Under the Exchange Act

In fiscal year 2011, there was no established public trading market for either Class A common stock or Class B common stock. There were limited and sporadic quotations of bid and ask prices for the Class A common stock and the Class B common stock in the Pink Sheets and on the OTC Bulletin Board under the symbols “BLKIA” and

“BLKIB,” respectively. Our purchase of shares pursuant to the Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. In addition, we have no current plans to list the shares on a national stock exchange or otherwise to pursue a public market for the shares. If, however, you tender your shares in this Offer, you may lose the opportunity to participate in any initial public offering or business combination transaction in the future that may result in a higher price for your shares than the Purchase Price presented by this Offer. You will also lose the opportunity to participate in the future earnings and distributions of Belk or to benefit from any future appreciation in the value of your shares resulting from the operations of our business or transactions involving us.

The shares are registered under the Exchange Act which requires, among other things, that we furnish certain information to our stockholders and the SEC. As of April 8, 2011, we had approximately 562 holders of record of our Class A common stock and 299 holders of record of our Class B common stock. We do not believe that the completion of the Offer according to its terms and conditions will result in reducing the number of record holders of our stock below 300 and becoming eligible for termination of registration under the Exchange Act.

We have announced that we intend to engage in future stock repurchases as a way to provide further ongoing liquidity opportunities for our stockholders, subject to our Board of Directors’ consideration of our cash flow position, market conditions and such other criteria as the Board deems appropriate. We do not intend or expect any such future stock repurchase to result in reducing the number of record holders of our stock below 300 and our becoming eligible for termination of registration under the Exchange Act. Except for such announcement, we have no present plans to pursue a business combination or similar transaction that would create a liquidity event for stockholders.

14.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. We are unable to predict whether we may be required to delay the acceptance for payment of, or payment for, shares tendered pursuant to this Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for payment, and pay for, shares are subject to the conditions specified in “Section 6. Certain Conditions of the Offer.”

15.	Material United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences of participating in the Offer, is for general information only, and does not purport to consider all aspects of federal income taxation that may be relevant to stockholders. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. The discussion below addresses only shares held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address matters that may be relevant to stockholders in light of their particular circumstances or to certain stockholders subject to special treatment under the Code, such as financial institutions, insurance companies, dealers in securities or currencies, traders in securities who elect a mark-to-market method of tax accounting, tax-exempt organizations, foreign persons, directors, employees, former employees or other persons who acquired their shares as compensation, including upon the exercise of stock options, and persons who are holding shares as part of a straddle, conversion, constructive sale, hedging or other integrated transaction. This discussion does not consider the effect of any applicable state, local or non-U.S. tax laws. In addition, this discussion is based upon tax laws in effect on the date of this document, which are subject to change (possibly with retroactive effect). We recommend that each stockholder consult his or her own tax advisor as to the particular tax consequences to such stockholder of participating or not participating in the Offer, including the application of state, local and foreign tax laws and possible tax law changes.

In General.  A stockholder’s exchange of shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign or other tax laws.

Treatment as a Sale or Exchange.  Under Section 302 of the Code, a transfer of shares to us pursuant to the Offer will be treated as a sale or exchange of the shares (rather than as a corporate dividend distribution) if the receipt of cash upon the sale (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete termination” of the stockholder’s interest in Belk or (c) is “not essentially equivalent to a dividend” with respect to the stockholder. These tests (the “Section 302 tests”) are explained more fully below.

If any one of the Section 302 tests is satisfied with respect to a tendering stockholder, such stockholder will recognize capital gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder’s adjusted tax basis in the shares sold pursuant to the Offer. If the shares have been held for more than one year, the gain or loss will be long-term capital gain or loss. For U.S. taxpayers other than corporations, net long-term capital gain from the sale of shares held for more than one year is currently taxed at a maximum federal income tax rate of 15%. Therefore, a tendering stockholder may wish to take into account the various bases and holding periods of his or her shares, if such characteristics are not uniform, in determining which shares to tender.

Constructive Ownership of Stock.  In determining whether any of the Section 302 tests is satisfied, a stockholder must take into account not only shares actually owned by the stockholder but also shares that are constructively owned pursuant to Section 318 of the Code. Under Section 318, a stockholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities in which the stockholder has an interest, or, in the case of stockholders that are entities, by certain individuals or entities that have an interest in the stockholder, as well as any shares the stockholder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

Application of Section 302 Tests.  One of the following tests must be satisfied in order for the sale of shares pursuant to the Offer to be treated as a sale rather than as a dividend distribution.

(a) Substantially Disproportionate Test.  The receipt of cash by a stockholder will be substantially disproportionate with respect to the stockholder if:

(i) the stockholder owns, actually and constructively, less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the redemption,

(ii) the percentage of the total voting stock actually and constructively owned by the stockholder immediately following the sale of shares pursuant to the Offer (treating all shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the percentage of the voting stock actually and constructively owned by the stockholder immediately before the sale (treating all shares sold pursuant to the Offer as outstanding), in each case taking into account the relative voting rights of the Class A and Class B common stock, and

(iii) the combined percentage of the Class A and Class B common stock actually and constructively owned by the stockholder immediately following the sale of shares pursuant to the Offer (treating all shares exchanged pursuant to the Offer as not outstanding) is less than 80% of the combined percentage of the Class A and Class B common stock actually and constructively owned by the stockholder immediately before the sale (treating all shares sold pursuant to the Offer as outstanding).

(b) Complete Termination Test.  The receipt of cash by a stockholder will be a complete termination of the stockholder’s interest in Belk if either:

(i) all of the shares actually and constructively owned by the stockholder are sold pursuant to the Offer or

(ii) all of the shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the stockholder under the family attribution rules in accordance with the procedures described in Section 302(c)(2) of the Code.

Stockholders should consult their tax advisors as to whether such an election is available and, if so, whether such an election is desirable.

(c) Not Essentially Equivalent to a Dividend Test.  The receipt of cash by a stockholder will not be essentially equivalent to a dividend if the stockholder’s sale of shares pursuant to the Offer results in a “meaningful reduction” of the stockholder’s proportionate interest (both actual and constructive) in Belk. Whether the receipt of cash by a stockholder will result in a meaningful reduction of the stockholder’s proportionate interest will depend on the stockholder’s particular facts and circumstances. However, the IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation, who exercises no control over corporate affairs, may constitute such a “meaningful reduction.” Stockholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

All shares tendered by stockholders and related parties in the Offer will be taken into account in determining whether any particular stockholder meets one of the Section 302 tests. Further, although the issue is not free from doubt, a stockholder may be able to take into account acquisitions or dispositions of shares (including market purchases and sales) that occur substantially contemporaneously with the Offer in determining whether any of the Section 302 tests is satisfied.

Because the ability of a particular stockholder to meet one of the Section 302 tests depends on a “before” and “after” comparison of the stockholder’s actual and constructive percentage ownership of Belk’s outstanding shares, the extent to which other stockholders sell their shares in the Offer will affect the particular stockholder’s ability to meet a Section 302 test. Further, in the event that the Offer is oversubscribed, our purchase of shares pursuant to the Offer will be prorated. In such case, even if all the shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, not all of the shares will be purchased by us, which in turn may adversely affect the stockholder’s ability to satisfy the Section 302 tests. Thus, a stockholder cannot be assured of being able to qualify under a Section 302 test at the time the stockholder determines to tender shares in the Offer. We recommend stockholders consult their own tax advisors regarding the likelihood that the stockholder will be able to meet one of the Section 302 tests.

Treatment as a Dividend.  If a stockholder does not satisfy any of the Section 302 tests, and we have sufficient earnings and profits (as we currently anticipate will be the case, although there can be no assurances), a tendering stockholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer. This amount will not be reduced by the stockholder’s basis in the shares sold pursuant to the Offer, and (except as described below for corporate stockholders eligible for the dividends-received deduction) the stockholder’s basis in those shares will be added to the stockholder’s basis in his or her remaining shares. Because no assurance can be given that any of the Section 302 tests will be satisfied as to any particular stockholder, no assurance can be given that any particular stockholder will not be treated as having received a dividend.

Under current law, “qualified dividend income” received by a U.S. taxpayer other than a corporation is subject to a maximum federal income tax rate of 15%, provided that certain holding period and other requirements are met. We recommend that stockholders consult their own tax advisors regarding the applicability of the reduced tax rates to the portion of the redemption proceeds, if any, that is treated as a dividend. If the redemption proceeds are treated as dividend income to a particular stockholder but do not constitute “qualified dividend income,” then such dividend income will be taxable to the stockholder as regular ordinary income (currently at federal tax rates as high as 35%).

Special Rules for Corporate Stockholders.  To the extent that the exchange of shares by a corporate stockholder is treated as a dividend, the stockholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to “debt-financed portfolio stock” under Section 246A of the Code and to the 45-day holding period requirement of Section 246(c) of the Code. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all stockholders, any amount treated as a dividend to a corporate stockholder generally is expected to constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059 of the Code, the corporate stockholder must reduce the tax basis of its stock by the tax-deductible portion of the dividend. Also, if the deductible portion of an extraordinary dividend exceeds the stockholder’s tax basis for the stock, the stockholder must treat any such excess as gain from the sale or exchange of the stock.

Backup Withholding.  See “Section 3. Procedure for Tendering Shares” with respect to the federal income tax backup withholding requirements. Foreign tendering stockholders may be subject to a 30% U.S. withholding tax and should consult with their own tax advisors.

The tax discussion set forth above is included for general information purposes only. The tax consequences of a sale pursuant to this Offer may vary depending upon, among other things, the particular circumstances of the tendering stockholder. No information is provided herein regarding the state, local or foreign tax consequences of the transaction contemplated by this Offer. We recommend that stockholders consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to this Offer and the effect of the stock ownership attribution rules described above.

16.	Extension of the Offer; Termination; Amendments

We expressly reserve the right, at any time or from time to time, to elect to extend the period of time during which the Offer is open by publicly announcing the extension. Any such extension shall be in compliance with Rule 14e-1(d) under the Exchange Act. We also expressly reserve the right to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in “Section 6. Certain Conditions of the Offer” by making a public announcement of such termination or postponement.

Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rules 13e-4(f)(2) and 13e-4(f)(5) promulgated under the Exchange Act. Rule 13e-4(f)(2) requires that we permit shares tendered pursuant to the Offer to be withdrawn: (i) at any time during the period the Offer remains open; and (ii) if not yet accepted for payment, after the expiration of forty business days from the commencement of the Offer. Rule 13e-4(f)(5) requires that we either pay the consideration offered or return the shares tendered promptly after the termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the number of shares we may purchase or the price it may pay pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time if public announcement is made and, such announcement, in the case of an extension, is issued no later than 9:00 a.m., E.D.T., on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 13e-4 promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms of information, but in any case will be at least five business days. If:

•	we increase or decrease the price to be paid for shares, or increase the number of shares being sought and any such increase in the number of shares being sought exceeds 2% of the outstanding shares of each class of common stock, or we decrease the number of shares being sought, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

17.	Solicitation Fees and Expenses

Our officers and employees may contact stockholders by mail, in person or by telecommunication and may request custodians to forward materials relating to the Offer to beneficial owners. We will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any shares pursuant to the Offer. However, we will, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials regarding the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as our agent for purposes of this Offer.

18.	Miscellaneous

The Offer is not being made to, nor will we accept tenders from, holders of shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares would not be in compliance with the laws of such jurisdiction. However, we reserve the right to exclude holders in any U.S. jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the we make a good faith effort to comply with any state law deemed applicable to the Offer, if we cannot do so, we believe that the exclusion of holders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

Belk, Inc.
April 18, 2011

ADDITIONAL INFORMATION

The Letter of Transmittal and certificates for the shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or their nominee to us at the following address:

By Mail, Hand or Overnight Delivery: Belk, Inc.

2801 West Tyvola Road
Charlotte, North Carolina 28217-4500
Attn: Ralph A. Pitts
(704) 357-1000

You are directed to contact Ralph A. Pitts at the telephone number and address above with any questions or requests for assistance or for additional copies of this Offer, the Letter of Transmittal or the Notice of Guaranteed Delivery, or to confirm delivery of your shares.